McGuireWoods LLP One James Center 901 East Cary Street Richmond, VA 23219-4030 Phone: 804.775.1000 Fax: 804.775.1061 www.mcguirewoods.com Martin B. Richards Direct: 804.775.1029	mrichards@mcguirewoods.com Direct Fax: 804.698.2147

August 19, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Apple REIT Ten, Inc.

Post-Effective Amendment No. 2 to Form S-11

Registration No. 333-168971

Ladies and Gentlemen:

On behalf of Apple REIT Ten, Inc. (the “Company”), we are hereby making an EDGAR filing of Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-11.

This Post-Effective Amendment is being filed solely in response to the Company’s undertaking in Item 37 of its Form S-11, as amended. As part of that undertaking, the Company consolidates its “sticker supplements” into a post-effective amendment at least every three months.

Please note that the Company’s Post-Effective Amendment contains updates to Part I of the Registration Statement, including:

•         an updated and cumulative sticker supplement

•         prospectus supplement no. 8 dated August 19, 2011 (cumulative, replacing all prior supplements)

•         the base prospectus dated January 19, 2011

We also note, for your information, that since the Company was not required to (and did not) file an annual report on Form 10-K for the year ending December 31, 2010, the Company is not entitled to (and does not) incorporate by reference into this Post-Effective Amendment any previously-filed reports filed under the Securities Exchange Act of 1934.

Notwithstanding the fact that the Company is not entitled to incorporate by reference any previously-filed Exchange Act reports, in preparing prospectus supplement no. 8 and the accompanying sticker supplement, the Company believes that it has, to the extent possible, followed recent guidance provided by the staff on the preparation of post-effective amendments by non-traded real estate investment trusts.

Part II of the Registration Statement has been updated to include a new exhibit list. Certain exhibits are being filed as part of the Company’s Registration Statement.

Should you have any questions regarding this filing, please contact the undersigned at (804) 775-1029.

Very truly yours,

/s/ Martin B. Richards

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